U.S. SECURITIES AND EXCHANGE COMMISSION


10035736

cm

SEC FILE NO.
8-1361

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Infor[...]
Pu[...] [...]curities
Exchange Act o[...]
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING	01/01/09	AND ENDING	12/31/09
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 East Main Street
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall Saufley, Chief Financial Officer — 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon	St. Suite 3600	Charlotte	North Carolina	28202
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Randall Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Scott & Stringfellow, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Randall Saufley
Chief Financial Officer

Embossed Hereon Is My
Commonwealth of Virginia Notary Public Seal
My Commission Expires April 30, 2010
ROSANNA A BLAKLEY



Notary Public

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	3,341,494
Cash segregated under federal regulations		1,931,976
Securities purchased under agreements to resell		397,592,439
Securities owned, at fair value		237,806,526
Securities owned, pledged, at fair value		131,278,989
Receivable from affiliate		172,250,031
Receivable from Parent		987,523
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $29,086,417)		4,242,531
Goodwill		99,177,576
Deferred tax asset		18,148,886
Note receivable		786,214
Other assets		35,006,180
Total assets	$	1,102,550,365
Liabilities and Member's equity		
Securities sold under agreements to repurchase	$	359,626,407
Securities sold, not yet purchased, at fair value		295,370,771
Short-term borrowing with Parent		84,696,984
Accrued taxes payable		13,034,481
Accrued interest payable		1,269,130
Accrued expenses, compensation and other liabilities		49,139,324
Total liabilities		803,137,097
Liabilities subordinated to claims of general creditors		100,000,000
Member's equity		199,413,268
Total liabilities and member's equity	$	1,102,550,365

The accompanying notes are an integral part of these financial statements.